CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the use in the Prospectus constituting part of this Registration Statement on Form S-1 of Network Imaging Corporation of our report dated March 29, 1996 and to the application of such report to the Financial Statement Schedules for the three years ended December 31, 1996 listed under
Item 16(b) of this Registration Statement when such schedules are read in conjunction with the financial statements referred to in our report. The audits referred to in such report also includes these schedules. We also consent to the references to us under the headings "Experts" and "Selected Financial Data" in such Prospectus. However, it should be noted that Price Waterhouse LLP has not prepared or certified such "Selected Financial Data."



PRICE WATERHOUSE LLP


Falls Church, Virginia
September 25, 1997